Filed by FS Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

File No. of Related Registration Statement: 333-226410

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 3, 2018

FS Investment Corporation

(Exact name of Registrant as specified in its charter)

Maryland	814-00757	26-1630040
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Rouse Boulevard Philadelphia, Pennsylvania	19112
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 495-1150

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.03.	Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with its approval of the Agreement and Plan of Merger, dated as of July 22, 2018, by and among FS Investment Corporation (the “Company”), Corporate Capital Trust, Inc. (“CCT”), IC Acquisition, Inc., a wholly owned subsidiary of the Company, and FS/KKR Advisor, LLC (the “Advisor”), the board of directors of the Company approved an amendment to the Second Articles of Amendment and Restatement (the “Charter”) to increase the number of authorized shares of common stock of the Company from 450,000,000 to 750,000,000 (the “Amendment”). On December 3, 2018, the Articles of Amendment effecting the Amendment were filed with the State Department of Assessments and Taxation of Maryland and became immediately effective.

The Articles of Amendment are attached hereto as Exhibit 3.1.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

The Company held its Annual Meeting of Stockholders (the “Annual Meeting”) on December 3, 2018. As of September 14, 2018, the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting, 239,154,069 shares of common stock were eligible to be voted, and 239,154,069 of those shares were voted in person or by proxy at the Annual Meeting. Stockholders were asked to consider and act upon the following proposals (the “Proposals”), each of which was described in the Company’s joint proxy statement/prospectus, as amended, filed with the Securities and Exchange Commission on September 18, 2018 (the “Proxy Statement”):

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Proposal No. 1 – the approval of the issuance of shares of the Company’s common stock, $0.001 par value per share, to be issued pursuant to the Merger Agreement (such proposal is referred to as the “Merger Stock Issuance Proposal”);

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Proposal No. 2 – the election or approval of the appointment of the following individuals, in each case subject to the conditions set forth in the Proxy Statement: (a) Todd Builione as a Class B director, who has been nominated for election for a three-year term expiring at the 2021 annual meeting of the stockholders, (b) Richard Goldstein and Brian R. Ford as Class B directors, each of whom has been conditionally appointed by the Company’s board of directors to fill a vacancy and serve for a three-year term expiring at the 2021 annual meeting of the stockholders, (c) Barbara Adams, Jerel A. Hopkins and Frederick Arnold as Class C directors, each of whom has been conditionally appointed by the Company’s board of directors to fill a vacancy and serve for the remainder of a term expiring at the 2019 annual meeting of the stockholders, and (d) James H. Kropp as a Class A director, who has been conditionally appointed by the Company’s board of directors to fill a vacancy and serve for the remainder of a three-year term expiring at the 2020 annual meeting of the stockholders (such proposal is referred to as the “Director Election Proposal”);

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Proposal No. 3 – the approval for the Company in future offerings to sell its shares below NAV per share in order to provide flexibility for future sales, subject to certain limitations described in the Proxy Statement (such proposal is referred to as the “Share Issuance Proposal”); and

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Proposal No. 4 – the approval of the amendment of the Investment Advisory Agreement, dated April 9, 2018, by and between the Company and the Advisor as described in the Proxy Statement (such proposal is referred to as the “Advisory Agreement Amendment Proposal”).

The Merger Stock Issuance Proposal was approved by the Company’s stockholders at the Annual Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstentions
120,989,084	4,421,972	5,802,237

The election or approval of the appointment of each individual named in the Director Election Proposal, subject in each case to the conditions set forth in the Proxy Statement, was also approved by the Company’s stockholders at the Annual Meeting. The votes for and votes withheld for each director nominee are set forth below:

Director Nominee	Votes for	Votes Withheld
Todd Builione	125,204,843	6,008,450
Richard Goldstein	125,603,557	5,609,736
Brian R. Ford	125,534,284	5,679,009
Barbara Adams	125,695,739	5,517,554
Jerel A. Hopkins	125,597,647	5,615,646
Frederick Arnold	125,498,910	5,714,383
James H. Kropp	125,550,327	5,662,966

Barbara Adams, Frederick Arnold, Brian R. Ford, Richard Goldstein, Jerel A. Hopkins and James H. Kropp will be qualified for office as directors upon the earlier to occur of (i) the closing of the mergers contemplated by the Merger Agreement and (ii) the termination of the Merger Agreement.

The Share Issuance Proposal was also approved by the Company’s stockholders at the Annual Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstentions
108,439,292	15,476,865	7,297,136

The Advisory Agreement Amendment Proposal was also approved by the Company’s stockholders at the Annual Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstentions
121,707,117	3,991,823	5,514,353

Item 7.01.	Regulation FD Disclosure.

On December 3, 2018, the Advisor issued a press release announcing, among other things, the voting results at the Annual Meeting. The press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act , as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Company and CCT (together with Company, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to consummate the business combination transaction involving the Funds, the price at which shares of the Company’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds. In connection with the proposed business combination, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a prospectus of FSIC (the “Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUs, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, from the Company’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER

3.1	Articles of Amendment to the Second Articles of Amendment and Restatement of FS Investment Corporation

99.1	Press Release, dated as of December 3, 2018 (furnished herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS Investment Corporation

Date: December 3, 2018	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel